Exhibit 1.2

For Ministry Use Only Ontario Corporation Number À l’usage exclusif du ministère Numéro de la société en Ontario 002816198 ARTICLES OF AMENDMENT STATUTS DE MODIFICATION Form 3 Business 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Corporations Act Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT): Formule 3 Loi sur L I - C Y C L E H O L D I N G S C O R P . les sociétés par actions 2. The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS) Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT): 3. Date of incorporation/amalgamation: Date de la constitution ou de la fusion: 2021 – 02 - 12 (Year, Month, Day) (année, mois, jour) 4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors. Il faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé. Number of directors is/are: minimum and maximum number of directors is/are: Nombre d’administrateurs: nombres minimum et maximum d’administrateurs : Number minimum and maximum Nombre nombres minimum et maximum or ou 5. The articles of the corporation are amended as follows: Les statuts de la société sont modifiés de la façon suivante: See attached Page 1A and Page 1B.

Page 1A

1. To increase the authorized capital of the Corporation by the creation of an unlimited number of preferred shares, issuable in series (“Preferred Shares”).

2. The Preferred Shares may be issued from time to time in one or more series. Subject to limitations prescribed by law (including the Business Corporations Act (Ontario)) and the provisions of this Article (including any Preferred Shares Designation), the Board is hereby authorized to provide by resolution and by causing the filing of a Preferred Shares Designation for the issuance of the Preferred Shares in one or more series, and to establish from time to time the number of Preferred Shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series.

3. No rights, privileges, restrictions or conditions attaching to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation over the shares of any other series of Preferred Shares. The Preferred Shares of each series shall, with respect to the right of payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, rank on parity with the shares of every other series of Preferred Shares.

4. To declare that the authorized capital of the Corporation, after giving effect to the foregoing, consists of:

(a)	an unlimited number of common shares; and

(b)	an unlimited number of Preferred Shares, issuable in series.

5. To change the rights, privileges, restrictions and conditions attaching to the common shares (“Common Shares”), such that the rights, privileges, restrictions and conditions attaching to the Common Shares will now read as follows:

Common Shares

Voting Rights.

Each holder of Common Shares, as such, shall be entitled to receive notice of, and to attend and vote (in person or by proxy) at all meetings of the shareholders of the Corporation, except where holders of another class or series are entitled to vote separately as a class or series as provided in the Act, applicable securities laws or the rules of any applicable stock exchange. At each such meeting, the holders of Common Shares shall be entitled to one vote for each Common Share held by such holder on all matters on which shareholders are generally entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Shares, as such, shall not be entitled to vote on any amendment to these Articles, including any certificate of designations relating to any series of Preferred Shares (each hereinafter referred to as a “Preferred Shares Designation”), that relates solely to the terms of one or more outstanding series of Preferred Shares, if the holders of such affected class of shares or series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to these Articles (including any Preferred Shares Designation).

Page 1B

Dividends.

Subject to the rights of the holders of any outstanding series of Preferred Shares, the holders of the Common Shares are entitled to such dividends as the directors of the Corporation may declare from time to time on the Common Shares, in their absolute discretion, in accordance with applicable law. Any such dividends are payable by the Corporation as and when determined by the directors of the Corporation, in their absolute discretion. The directors may determine whether any such dividend is payable in money or property or by issuing fully paid shares of the Corporation.

Liquidation.

Upon the dissolution, liquidation or winding up of the Corporation, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the rights of the holders of any outstanding series of Preferred Shares, the holders of Common Shares shall be entitled to receive the remaining property and assets of the Corporation available for distribution to its shareholders ratably in proportion to the number of Common Shares held by them.

6. To change the restrictions on the issue, transfer or ownership of shares set out in paragraph 8 of the articles of incorporation dated February 12, 2021 (the “Articles”) by deleting paragraph 8 in its entirety and substituting with “Not applicable.”

7. To change the other provisions set out in the Articles by deleting paragraph 9 in its entirety.

6.

The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires u les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2021 / 08 / 06

(Year, Month, Day)

(année, mois, jour)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

LI-CYCLE HOLDINGS CORP.

(Print name of corporation from Article 1 on page 1)

(Veuillez écrir le nom de la société de l’article un à la page une).

By/
Par:

	/s/ Ajay Kochhar	President

	(Signature)	(Description of Office)
	(Signature)	(Fonction)
Ajay Kochhar